Exhibit (d)(4)
OPTION AWARD AGREEMENT
     THIS OPTION AWARD AGREEMENT (“Agreement”) is made as of                     , 20___(the “Grant Date”) by and between Orbitz Worldwide, Inc., a Delaware corporation (“Orbitz”), and the executive whose name is set forth on the signature page hereto (“Executive”).
RECITALS
     Orbitz has adopted the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan (as may be amended from time to time, the “Plan”), a copy of which is attached hereto as Exhibit A.
     Orbitz was a wholly owned direct or indirect subsidiary of TDS Investor (Cayman) L.P., a Cayman Islands limited partnership (the “Partnership”) prior to an initial public offering (the “Offering”) of Shares (as defined below).
     Prior to the Offering, the Partnership granted the right to receive from the Partnership Class A-2 Interests in the Partnership (each, a “Class A-2 Interest”) with a hypothetical capital contribution equal to, on the grant date, $1 per Class A-2 Interest (such rights, the “Partnership Restricted Equity Units”), in each case subject to the terms of that certain Management Equity Award Agreement dated as of October 13, 2006 (the “Partnership Award Agreement”). As a result of the Offering, in accordance with Section 6(c) of the TDS Investor (Cayman) L.P. Second Amended and Restated 2006 Plan and Section 6.4 of the Partnership Award Agreement, and in connection with Executive’s employment by Orbitz or one of its Subsidiaries (collectively, the “Company”), the Partnership, Orbitz and Executive modified certain Partnership Restricted Equity Units as provided herein, including that:
          (i) Partnership Restricted Equity Units that were not vested, as of the date of the Offering, remained unchanged;
          (ii) Partnership Restricted Equity Units that were unvested, as of the date of the Offering, were assumed by the Company and modified to provide that such Partnership Restricted Equity Units (following such assumption, the “Orbitz Restricted Stock Units”) would each carry the right to receive from the Company, on the terms and conditions described in that Restricted Stock Unit Award Agreement between the parties hereof and the Partnership dated as of July 18, 2007, shares of common stock, par value $0.01 of the Company (each a “Share”), and the number of Orbitz Restricted Stock Units would be adjusted to reflect the relative value of a Class A-2 Interest compared to a Share, as of the date of the Offering; and
          (iii) the number of Options (as defined below) specified herein were granted to Executive in full settlement of any increased value in the Partnership Restricted Equity Units which may have been lost in connection with the Offering.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
SECTION 1
DEFINITIONS
     1.1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan. In addition to the terms defined in the Plan, the terms below shall have the following respective meanings:
     “Agreement” has the meaning specified in the Preamble.
     “Board” means the board of directors of Orbitz (or, if applicable, any committee of the Board).
     “Cause” shall have the meaning assigned such term in any employment agreement entered into between the Company and Executive, provided that if no such employment agreement exists or such term is not defined, then “Cause” shall mean (A) Executive’s failure substantially to perform Executive’s duties to the Company (other than as a result of total or partial incapacity due to Disability) for a period of 10 days following receipt of written notice from the Company by Executive of such failure; provided that it is understood that this clause (A) shall not apply if the Company terminates Executive’s employment because of dissatisfaction with actions taken by Executive in the good faith performance of Executive’s duties to the Company, (B) theft or embezzlement of property of the Company or dishonesty in the performance of Executive’s duties to the Company, (C) an act or acts on Executive’s part constituting (x) a felony under the laws of the United States or any state thereof or (y) a crime involving moral turpitude, (D) Executive’s willful malfeasance or willful misconduct in connection with Executive’s duties or any act or omission which is materially injurious to the financial condition or business reputation of the Company or its affiliates, or (E) Executive’s breach of the provisions of any agreed-upon non-compete, non-solicitation or confidentiality provisions agreed to with the Company, including pursuant to this Agreement and pursuant to any employment agreement.
     “Class A-2 Interest” has the meaning specified in the Recitals.
     “Company” has the meaning specified in the Recitals.
     “Disability” shall have the meaning assigned such term in any employment agreement entered into between the Company and Executive, provided that if no such employment agreement exists or such term is not defined, then “Disability” shall mean Executive shall have become physically or mentally incapacitated and is therefore unable for a period of nine (9) consecutive months or for an aggregate of twelve (12) months in any eighteen (18) consecutive month period to perform Executive’s duties under Executive’s employment. Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of this Agreement and any other agreement between the Company and Executive that incorporates the definition of “Disability”.
     “Executive” has the meaning specified in the Preamble.
     “Grant Date” has the meaning specified in the Preamble.
     “Offering” has the meaning specified in the Recitals.
     “Option” has the meaning specified in Section 2 below.
     “Orbitz” has the meaning specified in the Preamble.
     “Orbitz Restricted Stock Units” has the meaning specified in the Recitals.
     “Partnership” has the meaning specified in the Recitals.
     “Partnership Restricted Equity Units” has the meaning specified in the Recitals.
     “Plan” has the meaning specified in the Recitals.
     “Share” has the meaning specified in the Recitals.
SECTION 2
GRANT OF OPTION
     2.1. Grant of Option. Subject to the terms and conditions hereof, Orbitz hereby grants to Executive, as of the Grant Date, a stock option (the “Option”) to purchase up to the number of Shares specified on the signature page hereto. The Shares shall be purchasable from time to time during the term of the Option specified in Section 3.1 at the exercise price per Share specified on the signature page hereto (the “Exercise Price”).
SECTION 3
TERM OF OPTION AND CONDITIONS OF EXERCISE
     3.1. Term. Unless the Option is earlier terminated pursuant to this Agreement or the Plan, the term of the Option shall commence on the Grant Date and terminate on July 18, 2017.
     3.2. Vesting Schedule.

          (a) Subject to the provisions of this Agreement and the Plan and Executive’s continued employment with the Company on the applicable vesting dates, 5.555% of the Option (rounded up to the next whole share) became vested on August 25, 2007, an additional 8.586% of the Option (rounded up to the next whole share) became vested on each subsequent November 25, February 25, May 25 and August 25 thereafter through February 25, 2010, and the balance of the Option shall become vested on May 25, 2010. Subject to the provisions of this Agreement and the Plan and to the extent vested, the Option shall first become exercisable six (6) months after the Grant Date.
          (b) Notwithstanding any other provision of this Agreement, the Option shall become fully vested and exercisable as of a Change in Control.
          (c) Notwithstanding any other provision of this Agreement, upon any termination of Executive’s employment with the Company by the Company without Cause, any portion of the Option which would have become vested had Executive remained employed by the Company through one year from the date of such termination shall become immediately vested as of the date of such termination.
          (d) The Board may determine at any time before the Option expires that the Option or any portion thereof shall become vested and exercisable at any time.
     3.3. Termination of Employment. Subject to Sections 3.2(b) and (c), in the event that Executive ceases to be employed by the Company, that portion of the Option that is not or does not become then vested shall immediately terminate and that portion of the Option that is or becomes vested at the time of Executive’s termination of employment shall terminate one year from the date of termination, provided that if the termination of employment occurs on or following a Change in Control, that portion of the Option that is or becomes vested at the time of Executive’s termination of employment shall terminate three years from the date of such termination.
     3.4. Limited Transferability. The Option shall be neither transferable nor assignable by Executive other than by will or the laws of inheritance following Executive’s death and may be exercised, during Executive’s lifetime, only by Executive. However, Executive may designate one or more persons as the beneficiary or beneficiaries of the Option, and the Option shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon Executive’s death while holding the Option. Such beneficiary or beneficiaries shall take the transferred Option subject to all the terms and conditions of this Agreement, including (without limitation) the limited time period during which the Option may, pursuant to Section 3.3, be exercised following Executive’s death.

     3.5. Exercise. The Option shall be exercised by a written notice delivered to the General Counsel of the Company at the Company’s principal executive offices in accordance with Section 5.14 below, specifying the portion of the Option to be exercised and accompanied by payment therefor. The Exercise Price for any Shares purchased pursuant to the exercise of the Option and the applicable withholding taxes due thereon shall be paid in full upon such exercise in cash, by wire transfer or certified check or by such other method as may be approved by the Board. In no event may the Option be exercised for any fractional Shares.
     3.6. Forfeiture. Notwithstanding anything herein to the contrary, if the Board determines in good faith that Executive has (i) willfully engaged in misconduct which is materially and demonstrably injurious to the Company; (ii) willfully and knowingly participated in the preparation or release of false or materially misleading financial statements relating to the Company’s operations and financial condition; (iii) committed a willful act of fraud, embezzlement or misappropriation of any money or properties of the Company or breach of fiduciary duty against the Company that has a material adverse effect on the Company; or (iv) breached any noncompetition or confidentiality covenants for the benefit of the Company applicable to Executive (including, without limitation, the covenants set forth in Section 4 below) during Executive’s employment or following termination of Executive’s employment, then:
          (a) any portion of the Option then held by Executive shall be automatically forfeited,
          (b) any Shares acquired pursuant to any exercise of the Option within five (5) years prior to the date of Board determination of (i), (ii), or (iii) above or within three (3) years prior to the date of Board determination of (iv) above and then held by Executive shall be subject to repurchase by the Company at the lower of (x) the fair market value (as determined by the Board in good faith) of such Shares as of the time of repurchase or (y) the Exercise Price paid for such Shares upon exercise of the Option, and
          (c) in the event Executive has sold or otherwise disposed of Shares acquired pursuant to any exercise of the Option within five (5) years prior to the date of Board determination of (i), (ii), or (iii) above or within three (3) years prior to the date of Board determination of (iv) above, Executive shall pay to the Company the greater of (x) any proceeds received from such sale or other disposition, less the Exercise Price paid for the applicable Shares, or (y) the fair market value (as determined by the Board in good faith) of such Shares as of the date of Board determination of misconduct or breach.
SECTION 4
NON-COMPETITION AND CONFIDENTIALITY
     4.1. Non-Competition.
          (a) From the date hereof while employed by the Company and for a one-year period following the date Executive ceases to be employed by the Company (the “Restricted Period”), irrespective of the cause, manner or time of any termination, Executive shall not use his or her status with the Company or any of its affiliates to obtain loans, goods or services from another organization on terms that would not be available to him or her in the absence of his or her relationship to the Company or any of its affiliates.
          (b) During the Restricted Period, Executive shall not make any statements or perform any acts intended to or which may have the effect of advancing the interest of any Competitors of the Company or any of its affiliates or in any way injuring the interests of the Company or any of its affiliates and the Company and its affiliates shall not make or authorize any person to make any statement that would in any way injure the personal or business reputation or interests of Executive; provided, however, that, subject to Section 4.2, nothing herein shall preclude the Company and its affiliates or Executive from giving truthful testimony under oath in response to a subpoena or other lawful process or truthful answers in response to questions from a government investigation; provided, further, however, that nothing herein shall prohibit the Company and its affiliates from disclosing the fact of any termination of Executive’s employment or the circumstances for such a termination. For purposes of this Section 4.1(b), the term “Competitor” means any enterprise or business that is engaged in, or has plans to engage in, at any time during the Restricted Period, any activity that competes with the businesses conducted during or at the termination of Executive’s employment, or then proposed to be conducted, by the Company and its affiliates in a manner that is or would be material in relation to the businesses of the Company or the prospects for the businesses of the Company (in each case, within 100 miles of any geographical area where the Company or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services). During the Restricted Period, Executive, without prior express written approval by the Board, shall not (A) engage in, or directly or indirectly (whether for compensation or otherwise) manage, operate, or control, or join or participate in the management, operation or control of a Competitor, in any capacity (whether as an employee, officer, director, partner, consultant, agent, advisor, or otherwise) or (B) develop, expand or promote, or assist in the development, expansion or promotion of, any division of an enterprise or the business intended to become a Competitor at any time after the end of the Restricted Period or (C) own or hold a Proprietary Interest in, or directly furnish any capital to, any Competitor of the Company. Executive acknowledges that the Company’s and its affiliates businesses are conducted nationally and internationally and agrees that the provisions in the foregoing sentence shall operate throughout the United States and the world (subject to the definition of “Competitor”).
          (c) During the Restricted Period, Executive, without express prior written approval from the Board, shall not solicit any of the then current Clients of the Company or any of its affiliates or potential Clients of the Company or any of its affiliates with whom Executive has had dealings or learned confidential information within the six (6) months prior to the date Executive ceases to be employed by the Company for any existing business of the Company or any of its affiliates or discuss with any employee of the Company or any of its affiliates information or operations of any business intended to compete with the Company or any of its affiliates. For purposes of this Section 4.1(c), the term “Client” means suppliers and corporate clients including but not limited to airlines, hotels and companies with corporate accounts with the Company, but shall not include individual “end-users” or ultimate individual consumers of the Company’s services.

          (d) During the Restricted Period, Executive shall not interfere with the employees or affairs of the Company or any of its affiliates or solicit or induce any person who is an employee of the Company or any of its affiliates to terminate any relationship such person may have with the Company or any of its affiliates, nor shall Executive during such period directly or indirectly engage, employ or compensate, or cause or permit any Person with which Executive may be affiliated, to engage, employ or compensate, any employee of the Company or any of its affiliates.
          (e) For the purposes of this Agreement, “Proprietary Interest” means any legal, equitable or other ownership, whether through stock holding or otherwise, of an interest in a business, firm or entity; provided, that ownership of less than 5% of any class of equity interest in a publicly held company shall not be deemed a Proprietary Interest.
          (f) From the date hereof while employed by the Company and thereafter, Executive shall not make any disparaging or defamatory comments regarding the Company or, after termination of his or her employment relationship with the Company, make any comments concerning any aspect of the termination of their relationship. The obligations of Executive under this paragraph shall not apply to disclosures required by applicable law, regulation or order of any court or governmental agency.
          (g) From the date hereof while employed by the Company and thereafter, upon the Company’s reasonable request, Executive will use reasonable efforts to assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company or its affiliates arising out of events occurring during Executive’s employment, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company or its affiliates, including any proceeding before any arbitral, administrative, regulatory, self-regulatory, judicial, legislative, or other body or agency. Executive will be entitled to reimbursement for reasonable out-of-pocket expenses (including travel expenses) incurred in connection with providing such assistance.
          (h) The period of time during which the provisions of this Section 4.1 shall be in effect shall be extended by the length of time during which Executive is in breach of the terms hereof as determined by any court of competent jurisdiction on the Company’s application for injunctive relief.
          (i) Executive agrees that the restrictions contained in this Section 4.1 are an essential element of the compensation Executive is granted hereunder and but for Executive’s agreement to comply with such restrictions, the Company would not have entered into this Agreement.
          (j) It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 4.1 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
     4.2. Confidentiality.
          (a) Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information (including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals) concerning the past, current or future business, activities and operations of the Company or its affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.
          (b) “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (ii) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (iii) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate, at the Company’s cost, with any attempts by the Company to obtain a protective order or similar treatment.
          (c) Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial advisors, the existence or contents of this Agreement (unless this Agreement shall be publicly available as a result of a regulatory filing made by the Company or its affiliates); provided that Executive may disclose to any prospective future employer the provisions of Section 4 of this Agreement provided they agree to maintain the confidentiality of such terms.
          (d) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company or its affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company and its affiliates, except that

Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.
     4.3. Intellectual Property.
          (a) If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Executive’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.
          (b) If Executive creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Executive shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.
          (c) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.
          (d) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.
          (e) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.
     4.4. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of this Section 4 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. Without limiting the generality of the foregoing, neither party shall oppose any motion the other party may make for any expedited discovery or hearing in connection with any alleged breach of this Section 4.
     4.5. Survival. The provisions of this Section 4 shall survive the termination of Executive’s employment for any reason.
SECTION 5
MISCELLANEOUS
     5.1. Tax Issues and Withholding. Executive acknowledges that he or she is relying solely on his or her own tax advisors and not on any statements or representations of the Company or any of its agents. Executive understands that he or she (and not the Company) shall be responsible for any tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement. The Company’s obligations under this Agreement shall be subject to all applicable tax and other withholding requirements, and the Company shall, to the extent permitted by law, have the right to deduct any withholding amounts from any payment or transfer of any kind otherwise due to Executive.
     5.2. Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time Executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code (“Section 409A”) and the deferral of the commencement of any payments or benefits otherwise payable hereunder is necessary in order to prevent any accelerated or additional tax under Section 409A, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 5.2; provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect thereto.
     5.3. Employment of Executive. Nothing in this Agreement confers upon Executive the right to continue in the employ of the Company or any of its affiliates, entitles Executive to any right or benefit not set forth in this Agreement or interferes with or limits in any way the right of the Company to terminate Executive’s employment.
     5.4. Stockholder Rights. Executive shall not have any stockholder rights (including the right to distributions or dividends) with respect to the Shares subject to the Option until Executive shall have exercised the Option, paid the Exercise Price and become a holder of record of the purchased Shares.
     5.5. Equitable Adjustments. The Option shall be subject to adjustment as provided in Section 5 of the Plan.
     5.6. Calculation of Benefits. Neither the Option nor any Shares acquired pursuant to exercise of the Option shall be deemed compensation or taken into account for purposes of determining benefits or contributions under any retirement or other qualified or nonqualified plans of the Company or any employment/severance or change in control agreement to which Executive is a party and shall not affect any benefits, or contributions to benefits, under any other benefit plan of any kind or any applicable law or regulation now or subsequently in effect under which the availability or amount of benefits or contributions is related to level of compensation. It is specifically agreed by the parties that any benefits that Executive may receive or derive from this Agreement will not be considered as salary for calculating any severance payment that may be payable to Executive in the event of a termination of employment.
     5.7. Remedies.
          (a) The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. These rights and remedies are given in addition to any other rights the parties may have at law or in equity.
          (b) Except where a time period is otherwise specified, no delay on the part of any party in the exercise of any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege or remedy preclude any further exercise thereof or the exercise of any right, power, privilege or remedy.
     5.8. Waivers and Amendments. The respective rights and obligations of the Company and Executive under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) by such respective party. This Agreement may be amended only with the written consent of a duly authorized representative of each of the parties hereto.
     5.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.
     5.10. CONSENT TO JURISDICTION.
          (a) EACH OF THE PARTIES HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ALL STATE AND FEDERAL COURTS LOCATED IN THE STATE OF ILLINOIS, AS WELL AS TO THE JURISDICTION OF ALL COURTS TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, WITHOUT LIMITATION, ANY PROCEEDING RELATING TO ANCILLARY MEASURES IN AID OF ARBITRATION, PROVISIONAL REMEDIES AND INTERIM RELIEF, OR ANY PROCEEDING TO ENFORCE ANY ARBITRAL DECISION OR AWARD. EACH PARTY HEREBY EXPRESSLY WAIVES ANY AND ALL RIGHTS TO BRING ANY SUIT, ACTION OR OTHER PROCEEDING IN OR BEFORE ANY COURT OR TRIBUNAL OTHER THAN THE COURTS DESCRIBED ABOVE AND COVENANTS THAT IT SHALL NOT SEEK IN ANY MANNER TO RESOLVE ANY DISPUTE OTHER THAN AS SET FORTH IN THIS SECTION 5.10 OR TO CHALLENGE OR SET ASIDE ANY DECISION, AWARD OR JUDGMENT OBTAINED IN ACCORDANCE WITH THE PROVISIONS HEREOF.
          (b) EACH OF THE PARTIES HERETO HEREBY EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS. IN ADDITION, EACH OF THE PARTIES CONSENTS TO THE SERVICE OF PROCESS BY PERSONAL SERVICE OR ANY MANNER IN WHICH NOTICES MAY BE DELIVERED HEREUNDER IN ACCORDANCE WITH SECTION 5.14 OF THIS AGREEMENT.
     5.11. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
     5.12. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.
     5.13. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior communications, representations and negotiations in respect thereto.

     5.14. Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section 5.14), reputable commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or, deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:
     If to the Company, addressed to:
Orbitz Worldwide, Inc.
Legal Department
500 W. Madison Street
Chicago, Illinois 60661
Attention: General Counsel
Fax: (312) 894-4856
     If to Executive, to the address set forth on the signature page of this Agreement or at the current address listed in the Company’s records.
Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance therewith, may specify a different address for the giving of any notice hereunder.
     5.15. No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement.
     5.16. Incorporation of Plan; Acknowledgment. The Plan is hereby incorporated herein by reference and made a part hereof, and the Option and this Agreement are subject to all terms and conditions of the Plan. In the event of any inconsistency between the Plan and this Agreement, the provisions of the Plan shall govern. By signing this Agreement, Executive acknowledges having received and read a copy of the Plan.
     5.17. Consent. In the course of Executive’s employment, the Company may obtain or have access to certain information about Executive and Executive’s employment, such as information about Executive’s job, appraisals, performance, health, compensation, benefits, training, absence, education, contact details, disabilities, social security number (or equivalent) and information obtained from references or background checks (collectively, “Personal Information”). The Company will use Personal Information in connection with Executive’s employment, to provide Executive with health and other benefits, and in order to fulfill its legal and regulatory obligations. Due to the global nature of the Company’s business and the need to centralize the Company’s information and technology storage systems, the Company may transfer, use or store Executive’s Personal Information in a country or continent outside the country where Executive works or lives, and may also transfer Executive’s Personal Information to its other group companies, to its insurers and service providers as necessary or appropriate, and to any party that it merges with or which purchases all or a substantial portion of its assets, shares, or business (any of which may also be located outside the country or continent where Executive works or lives). The Company may also disclose Executive’s Personal Information when it is legally required to do so or to governmental, fiscal or regulatory authorities (for example, to tax authorities in order to calculate Executive’s appropriate taxation, compensation or salary payments). The Company may disclose Personal Information as noted above, including to any of the third parties and for any of the reasons listed above, without further notice to Executive. By signing below, Executive consents to the Company collecting, retaining, disclosing and using Personal Information as outlined above, and to transfer such information internationally and/or to third parties for these purposes.
     5.18. Severability; Titles and Subtitles; Gender; Singular and Plural; Counterparts; Facsimile.
          (a) In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.
          (b) The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
          (c) The use of any gender in this Agreement shall be deemed to include the other genders, and the use of the singular in this Agreement shall be deemed to include the plural (and vice versa), wherever appropriate.
          (d) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together constitute one instrument.
          (e) Counterparts of this Agreement (or applicable signature pages hereof) that are manually signed and delivered by facsimile transmission shall be deemed to constitute signed original counterparts hereof and shall bind the parties signing and delivering in such manner.

     IN WITNESS WHEREOF, Orbitz and Executive have executed this Agreement as of the day and year first written above.

Orbitz Worldwide, Inc.
By:
Name:
Title:

EXECUTIVE:

Name:
Address:

Telephone No.

Fax No.

WWID No.

Type of Option: Nonqualified Stock Option
Number of Shares: [___]
Exercise Price: $[___] per Share

Exhibit A – 2007 Equity and Incentive Plan
(Distributed Separately)